Exhibit 99.1

Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces Ground-Based High-Speed Rail Signaling Contract Win for Chongqing-Wanzhou Line and Xi’an-Chengdu Line

BEIJING, Nov 10, 2015 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract to provide the ground-based high-speed rail signaling system and equipment to Chongqing-Wanzhou high-speed rail line(“Yuwan Line”), valued at RMB 40.60 million or approximately USD $6.40 million; it also won the bidding to provide the ground-based high-speed rail signaling system and equipment to Xi’an-Chengdu high-speed rail line (“Xicheng Line”) Xi'an - Jiangyou Section Sichuan Area, valued at RMB 21.93 million or approximately USD $3.45 million. Total value is RMB 62.53 million or approximately USD $9.85 million

For these two projects, Hollysys will supply the ground-based high-speed rail signaling system and equipment include Train Control Centers (TCC), Line-side Electronic Units (LEU) and other auxiliary equipment, which will work with the on-board signaling equipment ATP (Automatic Train Protection), as the critical control elements in the high-speed railway signaling systems to ensure the safety and reliability of the high-speed railway operation.

Yuwan Line starts from Chongqing North Station, ends in Wanzhou North Station, with designed running speed of 200km/h to 250km/h and total length of 247 km. Xicheng Line Xi'an - Jiangyou Section Sichuan Area, with designed running speed of 200km/h to 250 km/h and total length of 166.44 km. The total length of Xi'an - Jiangyou Section is round 507 km, and this line is expected to be operated by the end of year 2017.

Hollysys' management commented: "We are pleased of the contract win to supply ground-based signaling equipment to Yuwan Line, and bidding win to supply ground-based signaling equipment to Xicheng Line which enhances our opportunities to win more railway line contracts and helps Hollysys to further penetrate southwest railway market. In the future, Hollysys will continue to work closely with China Railway Corporation and national railway authorities, leveraging its strong R&D capability, effective management, and high-quality products and service, make more contribution to China's railway construction and explore the vast rail and subway opportunities both in China and abroad, and create value for our shareholders."

Hollysys Automation Technologies, Ltd.	Page 2

November 10, 2015

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control Platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com